June 30, 2005

Mail Stop 0409

<u>VIA U.S. MAIL AND FAX (972) 443-1742</u>

Mr. James T. Taylor
Chief Executive Officer
Thomas Group, Inc.
5221 North O'Connor Boulevard, Suite 500
Irving, TX 75039

> **Re: Thomas Group, Inc.**
> **Form 10-K for the year ended December 31, 2004**
> **Filed March 30, 2005**
> **File No. 0-22010**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Note 1 Summary of Significant Accounting Policies, page F-8

(i) Revenue, page F-10

1.   We note that revenues on fixed fee service contracts are recognized using the
        percentage of completion method based on direct labor hours expended. Please
        clarify for us how the Company determined that the use of an input-based
        methodology was appropriate for the recognition of the contract revenue based on
        the guidance of SAB Topic 13 and other literature. In your response, please
        address the following:

        •   whether the contracts include milestones or other output measures;
        •   whether upon termination of the contract you are entitled to collect fees based
            on hours incurred;
        •   whether there are significant start up costs; and
        •   your realization and loss experience under these types of contracts.

(o) Concentration of Credit Risk, page F-11

2.   We note that for the year ended December 31, 2004, you had one client that
        represented approximately 48% of total revenue, and another client that
        represented 33% of total revenue. Please tell us whether you have a credit
        concentration related to a receivable from a single customer that is greater than
        20% of your total assets.

                                        *   *   *   *

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested supplemental information.
Detailed response letters greatly facilitate our review. Please file your response on
EDGAR. Please understand that we may have additional comments after reviewing your
response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3496.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant